ROBERT L. B. DIENER
Attorney at Law

122 Ocean Park Blvd.  Suite 307
Santa Monica, CA 90405
 (310) 396-1691  Fax: (310) 396-8608
r.diener@gte.net

March 20, 2009

VIA EDGAR AND FACSIMILE (202) 772-9366

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Celeste M. Murphy, Legal Branch Chief

Re:	Asia Document Transition, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-153888
Amended on March 13, 2009

Dear Ms. Murphy:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 19, 2009 addressed to Mr. Bernard Chan, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

General

Report of the Independent Registered Public Accounting Firm

1.	We note that the audit report is dated November 12, 2008; while the auditor’s consent in exhibit 23.2 refers to a report dated September 9, 2008. Please amend the filing to correct this difference.

RESPONSE:

We have filed an amended Form S-1 Registration Statement which includes a corrected auditor's consent showing the proper date -- November 12, 2008.

            On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

/S/ Robert L. B. Diener

By:___________________________
Robert L. B. Diener